SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  ADT Limited


                               (Name of Issuer)


                       Common Shares, $.10 nominal value


                         (Title of Class of Securities)


                                   000915108


                                (CUSIP Number)



                           Eli D. Schoenfield, Esq.
                            Kay Collyer & Boose LLP
                          One Dag Hammarskjold Plaza
                           New York, New York  10017
                                (212) 940-8200


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 21, 1997


                         (Date of Event which Requires
                           Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                                 SCHEDULE 13D

CUSIP No. 000915108

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael A. Ashcroft


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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (A) [ ]
  (B) [ ]

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3     SEC USE ONLY


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4     SOURCE OF FUNDS


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
      [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      BELIZE

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                 7    SOLE VOTING POWER

                      26,525,000 See Item 5(b).
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NUMBER OF        8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          718
OWNED BY
  EACH           -------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
 PERSON
  WITH                11,525,000
                 -------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      None


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,525,718 See Item 5(b).

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.2%

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14    TYPE OF REPORTING PERSON

      IN
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Item 1. Security and Issuer.

      The security to which this statement relates is the Common Shares, $.10 nominal value per share (the "Common Shares") of ADT Limited, a Bermuda company (the "Company"). The principal executive offices of the Company are located at Cedar House, 41 Cedar Avenue, Hamilton, HM12 Bermuda.

Item 2. Identity and Background.

      (a) This Schedule 13D is filed by Mr. Michael A. Ashcroft, an individual;

      (b) Mr. Ashcroft's business address is Cedar House, 41 Cedar Avenue, Hamilton, HM12 Bermuda;

      (c) Mr. Ashcroft's principal occupation is Chairman and Chief Executive Officer of the Company;

      (d) During the last five years, Mr. Ashcroft has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Ashcroft has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

      (f) Mr. Ashcroft is a citizen of Belize.

Item 3. Source and Amount of Funds or Other Consideration.

      No funds were used to effect the transactions described in this statement, which consist of the grant of a proxy to vote shares.

Item 4. Purpose of Transaction.

      Mr. Ashcroft has acquired the Common Shares listed herein (other than the Republic Common Shares (as defined below)) for his own account for investment purposes. Mr. Ashcroft may, however, consider and determine alternate courses of action, subject to market conditions and other pertinent circumstances existing from time to time (including regulatory requirements), so that additional Common Shares may be acquired, or alternatively, sold, in either event through open market or private transactions.

      Except with respect to the proposed merger of Tyco International Ltd. with a subsidiary of the Company, which was described in the Company's Form 8-K attached hereto as Exhibit 1, for which Mr. Ashcroft indicated his approval in his capacity as Chairman of the Board of Directors of the Company, Mr. Ashcroft does not have any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company and/or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors and/or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) At the date hereof, Mr. Ashcroft beneficially owns 26,525,718 Common Shares, 11,525,718 Common Shares in his individual capacity (which includes 10,150,000 options) and 15,000,000 Common Shares in his capacity as Chairman of the Board of Directors of the Company, representing approximately 16.2% of the 156,696,477 Common Shares reported by the Company to be outstanding as of March 21, 1997 (after giving effect to Common Shares held by a subsidiary of the Company and to the exercise of options held by Mr. Ashcroft). At the date hereof, Mr. Ashcroft has sole power to vote 26,525,000 Common Shares, 11,525,000 Common Shares in his individual capacity and 15,000,000 Common Shares in his capacity as Chairman of the Board of Directors of the Company, and Mr. Ashcroft shares power to vote 718 Common Shares (which are shares owned by Mr. Ashcroft's wife). Mr. Ashcroft, in his capacity as Chairman of the Board of Directors the Company, intends to vote the 15,000,000 Common Shares as directed by the Board of Directors of the Company. Mr. Ashcroft has the sole power to dispose of 11,525,000 Common Shares.

      (c) On March 21, 1997, Republic Industries, Inc., a Delaware corporation ("Republic"), through Triangle Corporation, a Delaware corporation and a wholly owned subsidiary of Republic ("Triangle"), purchased 15,000,000 Common Shares (the "Republic Common Shares") by exercise of a share purchase warrant issued to Republic by the Company (the "Republic Warrant"). The Republic Common Shares represent approximately 9.6% of the total number of Common Shares reported by the Company to be outstanding on March 21, 1997 (after giving effect to the issuance of such Common Shares upon exercise of the Republic Warrant). Under the terms of the Republic Warrant, Triangle has granted the Chairman of the Board of the Company (who as of this date is Mr. Ashcroft), an irrevocable proxy to vote, at any meeting of the Company's shareholders, the Republic Common Shares, with respect to any matter which shall be voted upon by the Company's shareholders. The proxy expires as to any of the Republic Common Shares on the earlier of (i) September 27, 1998 and
(ii) the date such shares are no longer held by Republic or any of its affiliates or nominees. Mr. Ashcroft disclaims beneficial ownership of the Republic Common Shares.


      (d) Except as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Proxy by Republic to Mr. Ashcroft, in his capacity of Chairman.

Item 7.Material to be Filed as Exhibits.

      Exhibit 1  --     Form 8-K of the Company for event on March 17, 1997,
                        dated March 24, 1997.

      Exhibit 2  --     Grant of Proxy by Triangle to the Chairman of the
                        Board of Directors of the Company.




                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 March 28, 1997


                                                 /s/ Michael A. Ashcroft
                                                 -----------------------